Press Release

North America’s Railroad

CN Announces Fourth Quarter and Year-End Results
Railroad Delivered on 2022 Guidance, Focused on Scheduled Railroading

MONTREAL, January 24, 2023 — CN (TSX: CNR) (NYSE: CNI) today reported its financial and operating results for the fourth quarter and year ended December 31, 2022. Diluted earnings per share (EPS) of C$2.10 grew by 23% on an adjusted basis in the fourth quarter, and operating ratio remained flat at 57.9% on an adjusted basis. (1) For the same period, the Company reported diluted EPS growth of 24%, while operating ratio improved 0.4 points.
“I am very proud of the work accomplished by our team in the fourth quarter and throughout the year. Our approach to scheduled railroading improved our service to our customers, drove operational efficiency, and built the resiliency that enabled a rapid recovery during the extreme winter conditions late in the quarter. As we look to 2023, we believe our back-to-basics strategy and disciplined operating model will continue to deliver despite the softening economy."
–Tracy Robinson, President and Chief Executive Officer, CN

Financial results highlights
Fourth-quarter 2022 compared to fourth-quarter 2021
•Revenues of C$4,542 million, an increase of C$789 million or 21%.
•Operating income of C$1,912 million, an increase of 22%, or an increase of 21% on an adjusted basis. (1)
•Diluted EPS of C$2.10, an increase of 24%, or an increase of 23% on an adjusted basis. (1)
•Operating ratio, defined as operating expenses as a percentage of revenues, of 57.9%, an improvement of 0.4 points, or remained flat on an adjusted basis. (1)
Full-year 2022 compared to full-year 2021
•Revenues of C$17,107 million, an increase of C$2,630 million or 18%.
•Operating income of C$6,840 million, an increase of 22%, and adjusted operating income of C$6,862 million, an increase of 22%. (1)
•Diluted EPS of C$7.44, an increase of 8%, and adjusted diluted EPS of C$7.46, an increase of 25%. (1)
•Operating ratio of 60.0%, an improvement of 1.2 points, and adjusted operating ratio of 59.9%, an improvement of 1.3 points. (1)
•Free cash flow of C$4,259 million compared to C$3,296 million in 2021. (1)
•Return on invested capital (ROIC) of 15.8%, a decrease of 0.6 points, and adjusted ROIC of 15.9%, an increase of 1.8 points. (1)
Operating performance
Fourth-quarter 2022 compared to fourth-quarter 2021
Operating performance improved across most measures in the fourth quarter of 2022 when compared to the same period in 2021.
•Injury frequency rate (3) improved by 34% and the accident rate (4) improved by 13%.
•Fuel efficiency improved by 1% to 0.886 US gallons of locomotive fuel consumed per 1,000 gross ton miles (GTMs).
•Car velocity (car miles per day) improved by 10%.
•Through network train speed (mph) improved by 1%.
•Through dwell (entire railroad, hours) improved by 9%.
•Train length (in feet) decreased by 7%.
CN | 2022 – Fourth Quarter 1

Press Release

Full-year 2022 compared to full-year 2021
The Company’s focus on scheduled railroading has resulted in improvements in car velocity, through dwell and fuel efficiency, as well as a decrease in train length and train weight, despite negative impacts from the harsh winter in the first quarter of 2022.
•Injury frequency rate (3) improved by 19% and the accident rate (4) increased by 7%.
•Fuel efficiency improved by 2% to 0.867 US gallons of locomotive fuel consumed per 1,000 GTMs.
•Car velocity (car miles per day) improved by 1%.
•Through network train speed (mph) decreased by 2%.
•Through dwell (entire railroad, hours) improved by 4%.
•Train length (in feet) decreased by 5%.

2023 outlook and shareholder distributions (2)
CN expects to deliver EPS growth in the low single-digit range due to a softer economic outlook.

The Company’s Board of Directors approved an 8% increase to CN’s 2023 quarterly cash dividend, effective for the first quarter of 2023. This is the 27th consecutive year of dividend increases, demonstrating our confidence in the long-term financial health of the Company. In addition, the Company’s Board of Directors also approved a new Normal course issuer bid (NCIB) that permits CN to purchase, for cancellation, over a 12-month period up to 32 million common shares, starting on February 1, 2023, and ending no later than January 31, 2024.

Fourth-quarter 2022 revenues, traffic volumes and expenses
Revenues for the quarter increased by 21% to C$4,542 million, when compared to the same period in 2021. The increase in revenues was mainly attributable to higher fuel surcharge revenue as a result of higher fuel prices, the positive translation impact of a weaker Canadian dollar, freight rate increases and higher volumes of Canadian grain.

RTMs, measuring the weight and distance of freight transported by CN, increased by 6%. Freight revenue per RTM increased by 15%, mainly driven by higher fuel surcharge revenue as a result of higher fuel prices, the positive translation impact of a weaker Canadian dollar and freight rate increases.

Operating expenses for the quarter increased by 20% to C$2,630 million, when compared to the same period in 2021. The increase was mainly as a result of higher fuel prices and the negative translation impact of a weaker Canadian dollar.

Full-year 2022 revenues, traffic volumes and expenses
Revenues for 2022 increased by 18% to C$17,107 million, when compared to 2021. The increase in revenues was mainly attributable to higher fuel surcharge revenue as a result of higher fuel prices, freight rate increases, the positive translation impact of a weaker Canadian dollar, higher Canadian export volumes of coal via west coast ports and higher volumes of U.S. grain; partly offset by lower international container traffic volumes via the port of Vancouver as a result of supply chain congestion and significantly lower export volumes of Canadian grain in the first half of 2022.

RTMs increased by 1%. Freight revenue per RTM increased by 18%, mainly driven by higher fuel surcharge revenue as a result of higher fuel prices, freight rate increases, a decrease in the average length of haul and the positive translation impact of a weaker Canadian dollar.

Operating expenses increased by 16% to C$10,267 million, mainly due to higher fuel prices and the negative translation impact of a weaker Canadian dollar.

(1) Non-GAAP Measures
CN reports its financial results in accordance with United States generally accepted accounting principles (GAAP). CN also uses non-GAAP measures in this news release that do not have any standardized meaning prescribed by GAAP, including adjusted net income, adjusted diluted earnings per share (EPS), adjusted operating income and adjusted operating ratio (referred to as adjusted performance measures), free cash flow, return on invested capital (ROIC) and adjusted ROIC. These non-GAAP measures may not be comparable to similar measures presented by other companies. For further details of these non-GAAP measures, including a reconciliation to the most directly comparable GAAP financial measures, refer to the attached supplementary schedule, Non-GAAP Measures.

CN's full-year adjusted diluted EPS outlook (2) excludes the expected impact of certain income and expense items, which are expected to be comparable to adjustments made in prior years. However, management cannot individually quantify on a forward-looking basis the impact of these adjustments, which could be significant, as they are difficult to predict and may be highly variable. As a result, CN does not provide a corresponding GAAP measure for, or reconciliation to, its adjusted diluted EPS outlook.

2 CN | 2022 – Fourth Quarter

Press Release

(2) Forward-Looking Statements
Certain statements included in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws, including statements based on management’s assessment and assumptions and publicly available information with respect to CN. By their nature, forward-looking statements involve risks, uncertainties and assumptions. CN cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Forward-looking statements may be identified by the use of terminology such as "believes", "expects", "anticipates", "assumes", "outlook", "plans", "targets" or other similar words.

2023 key assumptions
CN has made a number of economic and market assumptions in preparing its 2023 outlook. The Company assumes negative North American industrial production in 2023. For the 2022/2023 crop year, the grain crop in Canada was above its three-year average (or in line when excluding the significantly lower 2021/2022 crop year) and the U.S. grain crop was in line with its three-year average. The Company assumes that the 2023/2024 grain crops in Canada and the U.S. will be in line with their respective three-year averages (excluding the significantly lower 2021/2022 crop year in Canada). CN assumes continued pricing above rail inflation upon contract renewals. CN assumes that in 2023, the value of the Canadian dollar in U.S. currency will be approximately $0.75, and assumes that in 2023 the average price of crude oil (West Texas Intermediate) will be approximately in the US$75 - US$80 range per barrel.

Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors which may cause actual results, performance or achievements of CN to be materially different from the outlook or any future results, performance or achievements implied by such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Important risk factors that could affect the forward-looking statements include, but are not limited to, general economic and business conditions, including factors impacting global supply chains such as pandemics and geopolitical conflicts and tensions; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; increases in maintenance and operating costs; security threats; reliance on technology and related cybersecurity risk; trade restrictions or other changes to international trade arrangements; transportation of hazardous materials; various events which could disrupt operations, including illegal blockades of rail networks, and natural events such as severe weather, droughts, fires, floods and earthquakes; climate change; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings or other types of claims and litigation; risks and liabilities arising from derailments; timing and completion of capital programs; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should also be made to Management’s Discussion and Analysis (MD&A) in CN’s annual and interim reports, Annual Information Form and Form 40-F, filed with Canadian and U.S. securities regulators and available on CN’s website, for a description of major risk factors relating to CN.

Forward-looking statements reflect information as of the date on which they are made. CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement. Information contained on, or accessible through, our website is not a part of this news release.

(3) Per 200,000 person hours, based on Federal Railroad Administration (FRA) reporting criteria.

(4) Per million train miles, based on FRA reporting criteria.

This earnings news release is available on the Company's website at www.cn.ca/financial-results and on SEDAR at www.sedar.com as well as on the U.S. Securities and Exchange Commission's website at www.sec.gov through EDGAR.

About CN
CN is a world-class transportation leader and trade-enabler. Essential to the economy, to the customers, and to the communities it serves, CN safely transports more than 300 million tons of natural resources, manufactured products, and finished goods throughout North America every year. CN's network connects Canada’s Eastern and Western coasts with the U.S. South through a 18,600-mile rail network. CN and its affiliates have been contributing to community prosperity and sustainable trade since 1919. CN is committed to programs supporting social responsibility and environmental stewardship.

Contacts:
Media	Investment Community
Jonathan Abecassis	Paul Butcher
Senior Manager	Vice-President
Media Relations	Investor Relations
(438) 455-3692	(514) 399-0052
media@cn.ca	investor.relations@cn.ca
CN | 2022 – Fourth Quarter 3

Selected Railroad Statistics – unaudited

	Three months ended December 31		Year ended December 31
	2022	2021	2022	2021
Financial measures
Key financial performance indicators (1)
Total revenues ($ millions)	4,542	3,753	17,107	14,477
Freight revenues ($ millions)	4,400	3,586	16,569	13,888
Operating income ($ millions)	1,912	1,566	6,840	5,616
Adjusted operating income ($ millions) (2)(3)	1,912	1,579	6,862	5,622
Net income ($ millions) (4)	1,420	1,201	5,118	4,899
Adjusted net income ($ millions) (2)(3)(4)	1,420	1,211	5,134	4,225
Diluted earnings per share ($) (4)	2.10	1.70	7.44	6.90
Adjusted diluted earnings per share ($) (2)(3)(4)	2.10	1.71	7.46	5.95
Free cash flow ($ millions) (2)(5)	1,335	1,262	4,259	3,296
Gross property additions ($ millions)	927	920	2,757	2,897
Share repurchases ($ millions)	1,065	1,059	4,709	1,582
Dividends per share ($)	0.7325	0.6150	2.9300	2.4600
Financial ratio
Operating ratio (%) (6)	57.9	58.3	60.0	61.2
Adjusted operating ratio (%) (2)(3)	57.9	57.9	59.9	61.2
Operational measures (7)
Statistical operating data
Gross ton miles (GTMs) (millions)	116,317	110,196	463,710	458,401
Revenue ton miles (RTMs) (millions)	60,143	56,563	235,788	233,138
Carloads (thousands)	1,408	1,374	5,697	5,701
Route miles (includes Canada and the U.S.)	18,600	19,500	18,600	19,500
Employees (end of period)	23,971	22,604	23,971	22,604
Employees (average for the period)	23,998	23,107	23,396	24,084
Key operating measures
Freight revenue per RTM (cents)	7.32	6.34	7.03	5.96
Freight revenue per carload ($)	3,125	2,610	2,908	2,436
GTMs per average number of employees (thousands)	4,847	4,769	19,820	19,033
Operating expenses per GTM (cents)	2.26	1.98	2.21	1.93
Labor and fringe benefits expense per GTM (cents)	0.63	0.61	0.63	0.63
Diesel fuel consumed (US gallons in millions)	103.0	98.3	402.2	405.2
Average fuel price ($/US gallon)	5.73	3.70	5.42	3.28
Fuel efficiency (US gallons of locomotive fuel consumed per 1,000 GTMs)	0.886	0.892	0.867	0.884
Train weight (tons)	9,148	9,665	9,324	9,658
Train length (feet)	7,870	8,491	8,160	8,559
Car velocity (car miles per day)	207	189	196	195
Through dwell (entire railroad, hours)	7.2	7.9	7.6	7.9
Through network train speed (miles per hour)	19.6	19.5	18.9	19.2
Locomotive utilization (trailing GTMs per total horsepower)	196	194	197	198
Safety indicators (8)
Injury frequency rate (per 200,000 person hours)	0.93	1.40	1.10	1.36
Accident rate (per million train miles)	1.82	2.08	1.97	1.84
(1)Amounts expressed in Canadian dollars and prepared in accordance with United States generally accepted accounting principles (GAAP), unless otherwise noted.
(2)These non-GAAP measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.
(3)See the supplementary schedule entitled Non-GAAP Measures – Adjusted performance measures for an explanation of these non-GAAP measures.
(4)In the first quarter of 2022, the Company changed its method of calculating market-related values of pension assets for its defined benefit plans using a retrospective approach. Comparative figures have been restated to conform to the change in methodology. See Note 2 – Change in accounting policy to the Company's unaudited Interim Consolidated Financial Statements for additional information.
(5)See the supplementary schedule entitled Non-GAAP Measures – Free cash flow for an explanation of this non-GAAP measure.
(6)Operating ratio is defined as operating expenses as a percentage of revenues.
(7)Statistical operating data, key operating measures and safety indicators are unaudited and based on estimated data available at such time and are subject to change as more complete information becomes available. Definitions of gross ton miles, fuel efficiency, train weight, train length, car velocity, through dwell and through network train speed are included within the Company’s Management’s Discussion and Analysis. Definitions of all other indicators are provided on CN's website, www.cn.ca/glossary.
(8)Based on Federal Railroad Administration (FRA) reporting criteria.

4 CN | 2022 – Fourth Quarter

Supplementary Information – unaudited

	Three months ended December 31				Year ended December 31
	2022	2021	% Change Fav (Unfav)	% Change at constant currency (1) Fav (Unfav)	2022	2021	% Change Fav (Unfav)	% Change at constant currency (1) Fav (Unfav)
Revenues ($ millions) (2)
Petroleum and chemicals	794	755	5%	—%	3,229	2,816	15%	12%
Metals and minerals	500	393	27%	20%	1,911	1,548	23%	20%
Forest products	517	435	19%	12%	2,006	1,740	15%	12%
Coal	235	165	42%	39%	937	618	52%	50%
Grain and fertilizers	954	643	48%	43%	2,783	2,475	12%	10%
Intermodal	1,184	1,049	13%	10%	4,906	4,115	19%	18%
Automotive	216	146	48%	39%	797	576	38%	34%
Total freight revenues	4,400	3,586	23%	18%	16,569	13,888	19%	17%
Other revenues	142	167	(15%)	(19%)	538	589	(9%)	(11%)
Total revenues	4,542	3,753	21%	16%	17,107	14,477	18%	16%
Revenue ton miles (RTMs) (millions) (3)
Petroleum and chemicals	10,669	10,955	(3%)	(3%)	46,273	42,436	9%	9%
Metals and minerals	6,753	6,617	2%	2%	27,606	26,743	3%	3%
Forest products	5,937	6,087	(2%)	(2%)	25,020	25,948	(4%)	(4%)
Coal	5,415	4,608	18%	18%	22,679	18,471	23%	23%
Grain and fertilizers	17,611	14,196	24%	24%	55,359	58,733	(6%)	(6%)
Intermodal	13,063	13,529	(3%)	(3%)	56,029	58,412	(4%)	(4%)
Automotive	695	571	22%	22%	2,822	2,395	18%	18%
Total RTMs	60,143	56,563	6%	6%	235,788	233,138	1%	1%
Freight revenue / RTM (cents) (2)(3)
Petroleum and chemicals	7.44	6.89	8%	3%	6.98	6.64	5%	3%
Metals and minerals	7.40	5.94	25%	17%	6.92	5.79	20%	16%
Forest products	8.71	7.15	22%	15%	8.02	6.71	20%	16%
Coal	4.34	3.58	21%	19%	4.13	3.35	23%	22%
Grain and fertilizers	5.42	4.53	20%	16%	5.03	4.21	19%	17%
Intermodal	9.06	7.75	17%	14%	8.76	7.04	24%	23%
Automotive	31.08	25.57	22%	14%	28.24	24.05	17%	14%
Total freight revenue / RTM	7.32	6.34	15%	11%	7.03	5.96	18%	15%
Carloads (thousands) (3)
Petroleum and chemicals	154	153	1%	1%	636	596	7%	7%
Metals and minerals	247	239	3%	3%	956	969	(1%)	(1%)
Forest products	80	81	(1%)	(1%)	330	339	(3%)	(3%)
Coal	126	101	25%	25%	503	379	33%	33%
Grain and fertilizers	192	159	21%	21%	614	628	(2%)	(2%)
Intermodal	556	595	(7%)	(7%)	2,450	2,611	(6%)	(6%)
Automotive	53	46	15%	15%	208	179	16%	16%
Total carloads	1,408	1,374	2%	2%	5,697	5,701	—%	—%
Freight revenue / carload ($) (2)(3)
Petroleum and chemicals	5,156	4,935	4%	—%	5,077	4,725	7%	5%
Metals and minerals	2,024	1,644	23%	16%	1,999	1,598	25%	21%
Forest products	6,463	5,370	20%	14%	6,079	5,133	18%	15%
Coal	1,865	1,634	14%	12%	1,863	1,631	14%	13%
Grain and fertilizers	4,969	4,044	23%	19%	4,533	3,941	15%	13%
Intermodal	2,129	1,763	21%	18%	2,002	1,576	27%	26%
Automotive	4,075	3,174	28%	21%	3,832	3,218	19%	15%
Total freight revenue / carload	3,125	2,610	20%	15%	2,908	2,436	19%	17%
(1)This non-GAAP measure does not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. See the supplementary schedule entitled Non-GAAP Measures – Constant currency for an explanation of this non-GAAP measure.
(2)Amounts expressed in Canadian dollars.
(3)Statistical operating data and related key operating measures are unaudited and based on estimated data available at such time and are subject to change as more complete information becomes available.
CN | 2022 – Fourth Quarter 5

Non-GAAP Measures – unaudited

In this supplementary schedule, the “Company” or “CN” refers to Canadian National Railway Company, together with its wholly-owned subsidiaries. Financial information included in this schedule is expressed in Canadian dollars, unless otherwise noted.
CN reports its financial results in accordance with United States generally accepted accounting principles (GAAP). The Company also uses non-GAAP measures that do not have any standardized meaning prescribed by GAAP, including adjusted performance measures, constant currency, free cash flow, adjusted debt-to-adjusted EBITDA multiple, return on invested capital (ROIC) and adjusted ROIC. These non-GAAP measures may not be comparable to similar measures presented by other companies. From management’s perspective, these non-GAAP measures are useful measures of performance and provide investors with supplementary information to assess the Company’s results of operations and liquidity. These non-GAAP measures should not be considered in isolation or as a substitute for financial measures prepared in accordance with GAAP.

Adjusted performance measures

Adjusted net income, adjusted diluted earnings per share, adjusted operating income, adjusted operating expenses and adjusted operating ratio are non-GAAP measures that are used to set performance goals and to measure CN's performance. Management believes that these adjusted performance measures provide additional insight to management and investors into the Company's operations and underlying business trends as well as facilitate period-to-period comparisons, as they exclude certain significant items that are not reflective of CN's underlying business operations and could distort the analysis of trends in business performance. These items may include:
i.operating expense adjustments: workforce reduction program, depreciation expense on the deployment of replacement system, advisory fees related to shareholder matters, losses and recoveries from assets held for sale, business acquisition-related costs;
ii.non-operating expense adjustments: business acquisition-related financing fees, merger termination income, gains and losses on disposal of property; and
iii.the effect of tax law changes and rate enactments.
These non-GAAP measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.
For the three months and year ended December 31, 2022, the Company's adjusted net income was $1,420 million, or $2.10 per diluted share, and $5,134 million, or $7.46 per diluted share, respectively. The adjusted figures for the year ended December 31, 2022 exclude advisory fees related to shareholder matters of $22 million, or $16 million after-tax ($0.02 per diluted share) recorded in Casualty and other within the Consolidated Statements of Income.
For the three months and year ended December 31, 2021, the Company's adjusted net income was $1,211 million, or $1.71 per diluted share, and $4,225 million, or $5.95 per diluted share, respectively. (1) The adjusted figures exclude:
•employee termination benefits and severance costs related to a workforce reduction program of $39 million, or $29 million after-tax ($0.04 per diluted share) recorded in the third quarter in Labor and fringe benefits within the Consolidated Statements of Income;
•advisory fees related to shareholder matters of $20 million, or $15 million after-tax ($0.02 per diluted share) of which $13 million, or $10 million after-tax ($0.01 per diluted share) was recorded in the fourth quarter and $7 million, or $5 million after-tax ($0.01 per diluted share) was recorded in the third quarter in Casualty and other within the Consolidated Statements of Income;
•the recovery of $137 million, or $102 million after-tax ($0.14 per diluted share) recorded in the first quarter related to the loss on assets held for sale in the second quarter of 2020, to reflect an agreement for the sale for on-going rail operations, certain non-core rail lines in Wisconsin, Michigan and Ontario to a short line operator;
•transaction-related costs, consisting of an advance to Kansas City Southern (KCS) and a related refund, net of transaction costs, of $84 million, or $70 million after-tax ($0.10 per diluted share), recorded in the third quarter resulting from the terminated CN Merger Agreement with KCS;
•amortization of bridge financing and other fees of $97 million, or $84 million after-tax ($0.11 per diluted share), of which $65 million, or $60 million after-tax ($0.08 per diluted share) was recorded in the third quarter and $32 million, or $24 million after-tax ($0.03 per diluted share) was recorded in the second quarter, resulting from the KCS transaction, recorded in Interest expense within the Consolidated Statements of Income; and
•merger termination fee paid by KCS to CN of $886 million, or $770 million after-tax ($1.08 per diluted share), recorded in the third quarter resulting from KCS' notice of termination of the CN Merger Agreement with KCS.

(1)See Note 2 – Change in accounting policy to the Company's unaudited Interim Consolidated Financial Statements for additional information.

6 CN | 2022 – Fourth Quarter

Non-GAAP Measures – unaudited

Adjusted net income is defined as Net income in accordance with GAAP adjusted for certain significant items. Adjusted diluted earnings per share is defined as adjusted net income divided by the weighted-average diluted shares outstanding. The following table provides a reconciliation of Net income and Earnings per share in accordance with GAAP, as reported for the three months and years ended December 31, 2022 and 2021, to the non-GAAP adjusted performance measures presented herein:

	Three months ended December 31		Year ended December 31
In millions, except per share data	2022	2021	2022	2021
Net income (1)	$1,420	$1,201	$5,118	$4,899
Adjustments:
Operating expense adjustments:
Workforce reduction program	—	—	—	39
Advisory fees related to shareholder matters	—	13	22	20
Recovery of loss on assets held for sale	—	—	—	(137)
Transaction-related costs	—	—	—	84
Non-operating expense adjustments:
Amortization of bridge financing and other fees	—	—	—	97
Merger termination fee	—	—	—	(886)
Tax adjustments:
Tax effect of adjustments (2)	—	(3)	(6)	109
Total adjustments	—	10	16	(674)
Adjusted net income (1)	$1,420	$1,211	$5,134	$4,225
Diluted earnings per share (1)	$2.10	$1.70	$7.44	$6.90
Impact of adjustments, per share	—	0.01	0.02	(0.95)
Adjusted diluted earnings per share (1)	$2.10	$1.71	$7.46	$5.95
(1)See Note 2 – Change in accounting policy to the Company's unaudited Interim Consolidated Financial Statements for additional information.
(2)The tax impact of adjustments is based on the nature of the item for tax purposes and related tax rates in the applicable jurisdiction.

Adjusted operating income is defined as Operating income in accordance with GAAP adjusted for certain significant operating expense items. Adjusted operating expenses is defined as Operating expenses in accordance with GAAP adjusted for certain significant operating expense items. Adjusted operating ratio is defined as adjusted operating expenses as a percentage of revenues. The following table provides a reconciliation of Operating income, Operating expenses and operating ratio, as reported for the three months and years ended December 31, 2022 and 2021, to the non-GAAP adjusted performance measures presented herein:

	Three months ended December 31		Year ended December 31
In millions, except percentages	2022	2021	2022	2021
Operating income	$1,912	$1,566	$6,840	$5,616
Operating expense adjustments:
Workforce reduction program	—	—	—	39
Advisory fees related to shareholder matters	—	13	22	20
Recovery of loss on assets held for sale	—	—	—	(137)
Transaction-related costs	—	—	—	84
Total operating expense adjustments	—	13	22	6
Adjusted operating income	$1,912	$1,579	$6,862	$5,622
Operating expenses	$2,630	$2,187	$10,267	$8,861
Total operating expense adjustments	—	(13)	(22)	(6)
Adjusted operating expenses	$2,630	$2,174	$10,245	$8,855
Operating ratio	57.9%	58.3%	60.0%	61.2%
Impact of adjustments	—%	(0.4)%	(0.1)%	—%
Adjusted operating ratio	57.9%	57.9%	59.9%	61.2%

CN | 2022 – Fourth Quarter 7

Non-GAAP Measures – unaudited

Constant currency

Financial results at constant currency allow results to be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons in the analysis of trends in business performance. Measures at constant currency are considered non-GAAP measures and do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. Financial results at constant currency are obtained by translating the current period results denominated in US dollars at the weighted average foreign exchange rates used to translate transactions denominated in US dollars of the comparable period of the prior year.
The average foreign exchange rates were $1.36 and $1.30 per US$1.00 for the three months and year ended December 31, 2022, respectively, and $1.26 and $1.25 per US$1.00 for the three months and year ended December 31, 2021, respectively.
On a constant currency basis, the Company’s Net income for the three months and year ended December 31, 2022 would have been lower by $49 million ($0.07 per diluted share) and lower by $90 million ($0.13 per diluted share), respectively.
The following table provides a reconciliation of the impact of constant currency and related percentage change at constant currency on the financial results, as reported for the three months and year ended December 31, 2022:

	Three months ended December 31				Year ended December 31
In millions, except per share data	2022	Constant currency impact	2021	% Change at constant currency Fav (Unfav)	2022	Constant currency impact	2021	% Change at constant currency Fav (Unfav)
Revenues
Petroleum and chemicals	$794	$(37)	$755	—%	$3,229	$(74)	$2,816	12%
Metals and minerals	500	(29)	393	20%	1,911	(57)	1,548	20%
Forest products	517	(29)	435	12%	2,006	(57)	1,740	12%
Coal	235	(5)	165	39%	937	(11)	618	50%
Grain and fertilizers	954	(32)	643	43%	2,783	(56)	2,475	10%
Intermodal	1,184	(29)	1,049	10%	4,906	(58)	4,115	18%
Automotive	216	(13)	146	39%	797	(24)	576	34%
Total freight revenues	4,400	(174)	3,586	18%	16,569	(337)	13,888	17%
Other revenues	142	(7)	167	(19%)	538	(15)	589	(11%)
Total revenues	4,542	(181)	3,753	16%	17,107	(352)	14,477	16%
Operating expenses
Labor and fringe benefits	731	(20)	674	(5%)	2,935	(43)	2,879	—%
Purchased services and material	576	(16)	504	(11%)	2,191	(33)	2,082	(4%)
Fuel	672	(46)	419	(49%)	2,518	(88)	1,513	(61%)
Depreciation and amortization	451	(13)	383	(14%)	1,729	(25)	1,598	(7%)
Equipment rents	84	(5)	82	4%	338	(10)	336	2%
Casualty and other	116	(5)	125	11%	556	(15)	506	(7%)
Recovery of loss on assets held for sale	—	—	—	—%	—	—	(137)	(100%)
Transaction-related costs	—	—	—	—%	—	—	84	100%
Total operating expenses	2,630	(105)	2,187	(15%)	10,267	(214)	8,861	(13%)
Operating income	1,912	(76)	1,566	17%	6,840	(138)	5,616	19%
Interest expense	(153)	11	(125)	(14%)	(548)	18	(610)	13%
Other components of net periodic benefit income (1)	124	—	112	11%	498	—	407	22%
Merger termination fee	—	—	—	—%	—	—	886	(100%)
Other income (loss)	(2)	—	21	(110%)	(27)	—	43	(163%)
Income before income taxes (1)	1,881	(65)	1,574	15%	6,763	(120)	6,342	5%
Income tax expense (1)	(461)	16	(373)	(19%)	(1,645)	30	(1,443)	(12%)
Net income (1)	$1,420	$(49)	$1,201	14%	$5,118	$(90)	$4,899	3%
Diluted earnings per share (1)	$2.10	$(0.07)	$1.70	19%	$7.44	$(0.13)	$6.90	6%
(1)See Note 2 – Change in accounting policy to the Company's unaudited Interim Consolidated Financial Statements for additional information.

8 CN | 2022 – Fourth Quarter

Non-GAAP Measures – unaudited

Free cash flow

Free cash flow is a useful measure of liquidity as it demonstrates the Company's ability to generate cash for debt obligations and for discretionary uses such as payment of dividends, share repurchases and strategic opportunities. The Company defines its free cash flow measure as the difference between net cash provided by operating activities and net cash used in investing activities, adjusted for the impact of (i) business acquisitions and (ii) merger transaction-related payments, cash receipts and cash income taxes, which are items that are not indicative of operating trends. Free cash flow does not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.
The following table provides a reconciliation of Net cash provided by operating activities in accordance with GAAP, as reported for the three months and years ended December 31, 2022 and 2021, to the non-GAAP free cash flow presented herein:

	Three months ended December 31		Year ended December 31
In millions	2022	2021	2022	2021
Net cash provided by operating activities	$2,272	$2,086	$6,667	$6,971
Net cash used in investing activities	(937)	(860)	(2,510)	(2,873)
Net cash provided before financing activities	1,335	1,226	4,157	4,098
Adjustments:
Cash income taxes for merger transaction-related payments and cash receipts (1)	—	—	102	—
Transaction-related costs (2)	—	36	—	125
Advance for acquisition (3)	—	—	—	845
Refund of advance for acquisition (3)	—	—	—	(886)
Merger termination fee (3)	—	—	—	(886)
Total adjustments	—	36	102	(802)
Free cash flow	$1,335	$1,262	$4,259	$3,296
(1)Relates to income tax payments of $102 million for KCS merger transaction-related payments and cash receipts. See Note 4 – Acquisition to the Company's unaudited Interim Consolidated Financial Statements for additional information.
(2)Relates to transaction-related costs of $125 million paid. See Note 4 – Acquisition to the Company's unaudited Interim Consolidated Financial Statements for additional information.
(3)See Note 4 – Acquisition to the Company's unaudited Interim Consolidated Financial Statements for additional information.

CN | 2022 – Fourth Quarter 9

Non-GAAP Measures – unaudited

Adjusted debt-to-adjusted EBITDA multiple

Management believes that the adjusted debt-to-adjusted EBITDA multiple is a useful credit measure because it reflects the Company's ability to service its debt and other long-term obligations. The Company calculates the adjusted debt-to-adjusted EBITDA multiple as adjusted debt divided by the last twelve months of adjusted EBITDA. Adjusted debt is defined as the sum of Long-term debt and Current portion of long-term debt as reported on the Company’s Consolidated Balance Sheets as well as Operating lease liabilities, including current portion and pension plans in deficiency recognized on the Company's Consolidated Balance Sheets due to the debt-like nature of their contractual and financial obligations. Adjusted EBITDA is calculated as Net income excluding Interest expense, Income tax expense, Depreciation and amortization, operating lease cost, Other components of net periodic benefit income, Other income (loss), and other significant items that are not reflective of CN's underlying business operations and which could distort the analysis of trends in business performance. Adjusted debt and adjusted EBITDA are non-GAAP measures used to compute the Adjusted debt-to-adjusted EBITDA multiple. These measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.
The following table provides a reconciliation of debt and Net income in accordance with GAAP, reported as at and for the years ended December 31, 2022 and 2021, respectively, to the adjusted measures presented herein, which have been used to calculate the non-GAAP adjusted debt-to-adjusted EBITDA multiple:

In millions, unless otherwise indicated	As at and for the year ended December 31,	2022	2021
Debt		$15,429	$12,485
Adjustments:
Operating lease liabilities, including current portion (1)		466	430
Pension plans in deficiency (2)		353	447
Adjusted debt		$16,248	$13,362
Net income (3)		$5,118	$4,899
Interest expense		548	610
Income tax expense (3)		1,645	1,443
Depreciation and amortization		1,729	1,598
Operating lease cost (4)		142	131
Other components of net periodic benefit income (3)		(498)	(407)
Other loss (income)		27	(43)
Adjustments:
Workforce reduction program (5)		—	39
Advisory fees related to shareholder matters (6)		22	20
Recovery of loss on assets held for sale (7)		—	(137)
Transaction-related costs (8)		—	84
Merger termination fee (9)		—	(886)
Adjusted EBITDA		$8,733	$7,351
Adjusted debt-to-adjusted EBITDA multiple (times)		1.86	1.82
(1)Represents the present value of operating lease payments.
(2)Represents the total funded deficit of all defined benefit pension plans with a projected benefit obligation in excess of plan assets.
(3)In the first quarter of 2022, the Company changed its method of calculating market-related values of pension assets for its defined benefit plans using a retrospective approach. Comparative figures have been restated to conform to the change in methodology. See Note 2 – Change in accounting policy to the Company's unaudited Interim Consolidated Financial Statements for additional information.
(4)Represents the operating lease costs recorded in Purchased services and material and Equipment rents within the Consolidated Statements of Income.
(5)Relates to employee termination benefits and severance costs related to a workforce reduction program, recorded in Labor and fringe benefits within the Consolidated Statements of Income.
(6)Relates to advisory fees related to shareholder matters recorded in Casualty and other within the Consolidated Statements of Income.
(7)Relates to the recovery of $137 million of the $486 million loss on assets held for sale recorded in the second quarter of 2020, resulting from the Company entering into an agreement for the sale of non-core lines. See Note 5 – Assets held for sale to the Company's unaudited Interim Consolidated Financial Statements for additional information.
(8)Relates to transaction costs incurred as a result of the terminated CN Merger Agreement of $84 million, consisting of $125 million of transaction-related costs, partially offset by $41 million of income generated as a result of the applicable foreign exchange rates prevailing at the time of payment and related receipt of the US$700 million advance to KCS. See Note 4 –Acquisition to the Company's unaudited Interim Consolidated Financial Statements for additional information.
(9)Relates to the termination fee resulting from KCS terminating the CN Merger Agreement and entering into a merger agreement with CP. See Note 4 –Acquisition to the Company's unaudited Interim Consolidated Financial Statements for additional information.

10 CN | 2022 – Fourth Quarter

Non-GAAP Measures – unaudited

ROIC and adjusted ROIC

ROIC and adjusted ROIC are useful measures for management and investors to evaluate the efficiency of the Company's use of capital funds and allow investors to assess the operating and investment decisions made by management. The Company calculates ROIC as return divided by average invested capital, both of which are non-GAAP measures. Return is defined as Net income plus interest expense after-tax, calculated using the Company's effective tax rate. Average invested capital is defined as the sum of Total shareholders' equity, Long-term debt and Current portion of long-term debt less Cash and cash equivalents, and Restricted cash and cash equivalents, averaged between the beginning and ending balance over the last twelve-month period. The Company calculates adjusted ROIC as adjusted return divided by average invested capital, both of which are non-GAAP measures. Adjusted return is defined as adjusted net income plus interest expense after-tax, calculated using the Company's adjusted effective tax rate. Return, average invested capital, ROIC, adjusted return and adjusted ROIC do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.
The following table provides a reconciliation of Net income and adjusted net income to return and adjusted return, respectively, as well as the calculation of average invested capital, which have been used to calculate ROIC and adjusted ROIC:

In millions, except percentage	As at and for the year ended December 31,	2022	2021
Net income (1)		$5,118	$4,899
Interest expense		548	610
Tax on interest expense (2)		(133)	(139)
Return (1)		$5,533	$5,370
Average total shareholders' equity		$22,064	$21,198
Average long-term debt		13,175	11,987
Average current portion of long-term debt		783	709
Less: Average cash, cash equivalents, restricted cash and restricted cash equivalents		(1,088)	(1,221)
Average invested capital		$34,934	$32,673
ROIC (1)		15.8%	16.4%
Adjusted net income (1)(3)		$5,134	$4,225
Interest expense		548	610
Less: Amortization of bridge financing and other fees (4)		—	(97)
Tax on interest expense less amortization of bridge financing and other fees (5)		(133)	(123)
Adjusted return (1)		$5,549	$4,615
Average invested capital		$34,934	$32,673
Adjusted ROIC (1)		15.9%	14.1%
(1)See Note 2 – Change in accounting policy to the Company's unaudited Interim Consolidated Financial Statements for additional information.
(2)The effective tax rate, defined as income tax expense as a percentage of income before income taxes, used to calculate the tax on interest expense for 2022 was 24.3% (2021 - 22.8%).
(3)This Non-GAAP measure does not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. See the supplementary schedule entitled Non-GAAP Measures – Adjusted performance measures for an explanation of this non-GAAP measure.
(4)Relates to amortization of bridge financing and other fees resulting from the KCS transaction, recorded in Interest expense within the Consolidated Statements of Income. See Note 4 - Acquisition to the Company's unaudited Interim Consolidated Financial Statements for additional information.
(5)The adjusted effective tax rate is a Non-GAAP measure, defined as Income tax expense, net of tax adjustments as presented in Adjusted performance measures as a percentage of Income before taxes, net of pre-tax adjustments as presented in Adjusted performance measures. This measure does not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to a similar measure presented by other companies. The adjusted effective tax rate used to calculate the adjusted tax on interest expense less amortization of bridge financing and other fees for 2022 was 24.3% (2021 - 24.0%).

CN | 2022 – Fourth Quarter 11